UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                                ----------------
                             ML MEDIA PARTNERS, L.P.
                            (Name of Subject Company)

                               SMITHTOWN BAY, LLC
                       MERCED PARTNERS LIMITED PARTNERSHIP
                                GALE ISLAND, LLC
                         GLOBAL CAPITAL MANAGEMENT, INC.
                               JOHN D. BRANDENBORG
                                 MICHAEL J. FREY
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    55307J102
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                             c/o Smithtown Bay, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 WITH A COPY TO:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------
                            CALCULATION OF FILING FEE
================================================================================

                       TRANSACTION VALUATION:*   $5,412,000
                       AMOUNT OF FILING FEE:        $437.83

================================================================================
* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 9,020 UNITS AT A PURCHASE PRICE OF $600 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

              Amount Previously Paid:                        $437.83

              Form or Registration No.:                    005-50572

              Filing Party:                       Smithtown Bay, LLC

              Date Filed       October 16, 2003 and November 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| Third-party tender offer subject to Rule 14d-1

[ ] Issuer tender offer subject to Rule 13e-4

[ ] Going-private transaction subject to Rule 13e-3

[ ] Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1 and Amendment 2 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on October 16, 2003, and relates to the offer by Smithtown Bay, LLC, a Delaware limited liability company ("Smithtown" or the "Purchaser"), and Merced Partners Limited Partnership, Gale Island, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 9,020 units of limited partnership interest ("Units") of ML Media Partners, L.P., a Delaware Limited Partnership (the "Partnership"), at $600 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2003, as amended on November 3, 2003 and November 4, 2003, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"). Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser. The 9,020 Units specified above constitute approximately 4.8% of the outstanding Units.

This Amendment No. 3 is filed to reflect the mailing to the Unitholders of a letter dated November 6, 2003 (see Exhibit (a)(1)-9 included herein).

The information set forth in the Amended Offer to Purchase (see Exhibit (a)(1)-1 included herein) is incorporated in this Schedule TO by reference, in answers Items 1 through 11 of this Tender Offer Statement.

ITEM 12.          EXHIBITS.

   (a)(1)-1 Offer to Purchase, dated October 16, 2003, as amended November 4, 2003.*
   (a)(1)-2       Agreement of Sale, as amended November 3, 2003.*
   (a)(1)-3       Cover Letter, dated October 16, 2003, from Purchaser to
                  Unitholders.*
   (a)(1)-4       Summary Publication of Notice of Offer dated October 16,
                  2003.*
   (a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*
   (a)(1)-6 Confidentiality Agreement, dated October 7, 2003, between the Purchaser and ML Media Partners, L.P.*
   (a)(1)-7       Letter, dated November 3, 2003, from the Purchaser to
                  Unitholders.*
   (a)(1)-8       Press Release of the Purchaser, dated November 3, 2003.*
   (a)(1)-9       Letter, dated November 6, 2003, from the Purchaser to
                  Unitholders.
   (b)            Not applicable
   (d)            Not applicable
   (g)            Not applicable
   (h)            Not applicable

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

--------------------
*Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               SMITHTOWN BAY, LLC

                               By: Global Capital Management, Inc.
                               Its Manager

                               By:  /s/ Michael J. Frey
                                    -------------------
                                    Name: Michael J. Frey
                                    Title: Chief Executive Officer

                               Dated: November 6, 2003

                               MERCED PARTNERS LIMITED
                               PARTNERSHIP

                               By: Global Capital Management, Inc.
                               Its Manager

                               By:  /s/ Michael J. Frey
                                    -------------------
                                    Name: Michael J. Frey
                                    Title: Chief Executive Officer

                               Dated: November 6, 2003

                               GALE ISLAND, LLC

                               By: Global Capital Management, Inc.
                               Its Manager

                               By:  /s/ Michael J. Frey
                                    -------------------
                                    Name:  Michael J. Frey
                                    Title:  Chief Executive Officer

                               Dated: November 6, 2003

                               GLOBAL CAPITAL
                               MANAGEMENT, INC.

                               By:  /s/ Michael J. Frey
                                    -------------------
                                    Name: Michael J. Frey
                                    Title: Chief Executive Officer

                               Dated: November 6, 2003

                               MICHAEL J. FREY

                               By:  /s/ Michael J. Frey
                                    -------------------

                               Dated: November 6, 2003

                               JOHN D. BRANDENBORG

                               By:  /s/ John D. Brandenborg
                                    -----------------------

                               Dated: November 6, 2003

                                  EXHIBIT INDEX

Exhibit                       Description                        Page
Number
-----------                   ------------                       ------

(a)(1)-1                      Offer to Purchase, dated October
                              16, 2003, as amended on November
                              4, 2003.*

(a)(1)-2                      Agreement of Sale, as amended
                              November 3, 2003.*

(a)(1)-3                      Cover Letter, dated October 16,
                              2003, from Purchaser to Limited
                              Partners.*

(a)(1)-4                      Summary Publication of Notice of
                              Offer dated October 16, 2003.*

(a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of
                              Merced Partners Limited
                              Partnership.*

(a)(1)-6                      Confidentiality Agreement, dated
                              October 7, 2003, between the
                              Purchaser and ML Media Partners,
                              L.P.*

(a)(1)-7                      Letter, dated November 3, 2003,
                              from the Purchaser to
                              Unitholders.*

(a)(1)-8                      Press Release of the Purchaser,
                              dated November 3, 2003.*

(a)(1)-9                      Letter, dated November 6, 2003,
                              from the Purchaser to Unitholders.

(b)                           Not applicable.

(d)                           Not applicable.

(g)                           Not applicable.

(h)                           Not applicable.




-----------------------------------
*Previously filed.